SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Release  |  Lisbon  |  24 May 2011

Corporate restructuring of Oi

Portugal Telecom S.G.P.S., SA (“PT”) announces that Telemar Participações S.A. (“TmarPart”) approved in its pre-meeting of shareholders a resolution according to which the Boards of Directors of TmarPart and of its controlled companies, Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“TMAR”), Coari Participações S.A. (“Coari”) e Brasil Telecom S.A. (“BRT”), together “Oi Group” or “Oi”, shall initiate the procedures, including any necessary studies, to undertake a corporate restructuring of Oi.

This corporate restructuring aims at incorporating jointly the shares of TMAR by Coari and of Coari and TNL by BRT, the listed company that will concentrate all shareholdings in the Oi Group and will be the only publicly listed company. BRT will then be renamed Oi S.A. and will have only two classes of shares (ON, ordinary shares, and PN, preferred shares), which will be traded on the Bovespa and NYSE, through an ADR program.

The corporate restructuring is based on the following key principles: (1) TmarPart, the controlling entity of the Oi Group, will retain control; (2) the whole Oi structure is to be simplified through this transaction, and (3) independent committees will be established at each listed company to advise each Board of Directors on the terms of the transaction.

The press release disclosed by TmarPart is attached herein.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Telemar Participações S.A.

CNPJ No. 02.107.946/0001-87

NIRE 3330016601-7

Public-traded Company

MATERIAL FACT

Telemar Participações S.A. (“TmarPart”), pursuant to article 157, paragraph 4, of Law No. 6,404/76, and in accordance with CVM Instruction No. 358/02, hereby announces that, in the pre-meeting of shareholders of TmarPart held on this date, in accordance with the terms of the Shareholders Agreement of TmarPart, its shareholders approved to instruct the management of TmarPart and the management of each of its controlled companies Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“TMAR”), Coari Participações S.A. (“Coari”) and Brasil Telecom S.A. (“BRT”, together with TNL, TMAR and Coari, the “Oi Companies”), to conduct the relevant analysis and implement the required procedures for the execution of a corporate reorganization of the Oi Companies (the “Corporate Reorganization”).

The Corporate Reorganization would include the simultaneous share exchange of newly issued shares of Coari in exchange for currently outstanding shares issued by TMAR and the merger of both Coari and TNL into BRT, BRT, which would be renamed Oi S.A., would consolidate all of the current equity interests of the Oi Companies, and would be the only of the Oi Companies to have its shares listed on the stock exchange.

The simplified organization chart below indicates the current corporate structure and the pro forma structure for the conclusion of the Corporate Reorganization:

The decision to initiate the required procedures to conduct the Corporate Reorganization considered the facts and premises discussed below.

1.                                     Corporate Reorganization and its objectives

The Corporate Reorganization is expected to definitely simplify the corporate structure and governance of the Oi Companies, by eliminating administrative and operational costs and increasing liquidity for all shareholders. The Corporate Reorganization approved by TmarPart assumes that the share exchange between Coari and TMAR and the merger of both Coari and TNL into BRT will occur jointly on the same date, and as a result, the conclusion of each of these transactions will be conditioned to the approval of the other transactions.

TmarPart will keep the shareholding control of Oi S.A. as a condition for the approval of the Corporate Reorganization, in order to comply with the legal and regulatory obligations of TmarPart towards the National Telecommunications Agency – ANATEL. TmarPart and its direct and indirect shareholders will take the necessary actions to maintain the shareholding control and comply with such obligations, which may include the exchange of preferred shares held by TmarPart for common shares held by its direct and indirect shareholders.

2.                                     Benefits of the Corporate Reorganization

The Corporate Reorganization is expected to create value to shareholders by, among other things:

•                  simplifying the corporate structure of the Oi Companies;

•                  consolidating the Oi Companies’ shareholders bases, which are currently dispersed among three publicly-traded companies with a total of seven different classes and types of traded shares, into one public company with two types of traded shares;

•                  significantly increasing the liquidity of the shares of the Oi Companies, as a result of the creation of a single company, whose common and preferred shares will be traded in the BM&FBOVESPA and the New York Stock Exchange (NYSE) through an American Depositary Receipt Program;

•                  consolidating the Oi Companies’ balance sheets, after the conclusion of the Corporate Reorganization, in order to allow for the definition of a long term dividend policy; and

•                  reducing operational, administrative and financial costs following the rationalization and consolidation of the management of the businesses of the Oi Companies, the improvement of the capital structure, and the improvement of access to capital markets.

3.             Main Steps of the Corporate Reorganization

3.1.          Share Exchange between Coari and TMAR

The share exchange of newly issued shares of Coari, which is currently a wholly-owned subsidiary of TMAR, in exchange for currently outstanding shares issued by TMAR will result in TMAR becoming a wholly-owned subsidiary of Coari, with the migration of TMAR’s shareholder base to Coari. As a result of the share exchange, TNL will hold the direct control of Coari and Coari will hold all of the outstanding shares issued by TMAR and the shareholding control of BRT. Since TMAR is the only shareholder of Coari, the proposal is based on the assumption that the exchange ratio will be of one common share of Coari for each common share of TMAR and one preferred share of Coari for each class A or class B preferred share of TMAR. In accordance with the provisions of article 137 of Law No. 6,404/76, holders of common shares, class A preferred shares and class B preferred shares of TMAR who dissent from the shareholder vote that approves the share exchange will be entitled to withdrawal rights, which will be effected, pursuant to the By-laws of TMAR, at the economic value of these shares to be calculated and disclosed at a later date.

3.2           Merger of Coari into BRT

As a result of the merger of Coari into BRT, Coari will cease to exist, pursuant to article 227 of Law No. 6,404/76, and BRT will succeed Coari in all of its assets, and the shareholder base of Coari will migrate to BRT. Holders of common shares and preferred shares of Coari who dissent from the shareholder vote that approves the merger will be entitled to withdrawal rights, in accordance with the provisions of article 137 of Law No. 6,404/76.

3.3           Merger of TNL into BRT

As a result of the merger of TNL into BRT, also pursuant to article 227 of Law No. 6,404/76, TNL will cease to exist, and BRT will succeed TNL in all of its assets, and the shareholder base of TNL will migrate to BRT. Holders of common shares of TNL who dissent from the shareholder vote that approves the merger will be entitled to withdrawal rights, in accordance with the provisions of article 137 of Law No. 6,404/76. Holders of TNL preferred shares will not be entitled to withdrawal rights, since such shares enjoy liquidity and market dispersion, pursuant to Law No. 6,404/76.

3.4           Share Distribution and Redemption of BRT Shares Prior to the Mergers

A proposal for the distribution of redeemable shares of BRT exclusively to holders of BRT shares prior to the merger, and the cash redemption of such shares immediately after their issuance, will be submitted, at the time of the extraordinary shareholders meeting of BRT that approves the mergers of Coari and TNL, in the amount of R$1.5 billion (“Distribution of Shares”), to be paid according to the proportion of the equity interest held by each shareholder in BRT’s capital stock prior to the merger with both Coari and TNL. The amount paid to redeem these shares will be reflected in the calculation of the approved exchange ratios.

4.                                     Independent Special Committees and Exchange Ratios

TNL, TMAR and BRT will constitute independent special committees, pursuant to and for the purposes outlined in CVM Guideline No. 35 (“Parecer No. 35”). Coari will not constitute its own independent special committee since TMAR is its only shareholder.

Each independent special committee will negotiate the conditions of the transactions involving the company that constituted that committee and submit its recommendations to the Boards of Directors of that company. In case the Boards of Directors of the companies involved approve the terms negotiated by the independent special committees, the managements of the Oi Companies will obtain the necessary valuation reports, execute the required documents, including the protocol and justification of merger, and call the extraordinary shareholders meetings that will vote on the Corporate Reorganization.

In order to provide adequate information to the market, but without limiting the action of the independent special committees, which will freely conduct the negotiation of the exchange ratios and submit their conclusions to the management of each of the companies involved in the mergers, TmarPart states that, due to the fact that the three companies involved in the Corporate Reorganization have their shares traded over stock exchanges and have different shareholders bases, TmarPart believes that the market value of the companies’ shares between March 29, 2011, the date of conclusion of the capital increases of TNL and TMAR, and the date of the announcement of this Material Fact represent an adequate parameter for the determination of the exchange ratios applicable to the Corporate Reorganization, since they can be verified objectively and represent the market’s common judgment on the value of the shares.

For information purposes only, without prejudice to the fact that the exchange ratios will be negotiated by the independent committees, the weighted average price of the shares in the market since March 29, 2011, based on trading prices and volume, adjusted by the expected Distribution of Shares, would result in the following exchange ratios:

Weighted average price adjusted for the Distribution of Shares(1)
Exchange Ratios	Since the conclusion of the Capital Increase(2)
TNLP3 / BRTO3	2.3794
TNLP4 / BRTO4	2.1772
TNLP4 / BRTO3	1.8420
TMAR3 / BRTO3	4.7954
TMAR5 / BRTO4(3)	4.5044
TMAR5 / BRTO3(3)	3.8109

(1)       Includes volume of ADSs.

(2)       Since 03/29/2011.

(3)       Assumes that exchange ratios involving TMAR6 will be identical to the exchange ratios involving TMAR5.

Source: Economática.

In addition, with the purpose of facilitating the comparison with the current market prices, which do not reflect the Distribution of Shares, the table below indicates the same exchange ratios indicated in the previous table, without considering the adjustment for the Distribution of Shares:

Weighted average price without adjustment for the Distribution of Shares(1)
Exchange Ratios	Since the conclusion of the Capital Increase(2)
TNLP3 / BRTO3	2.0290
TNLP4 / BRTO4	1.8081
TNLP4 / BRTO3	1.5707
TMAR3 / BRTO3	4.0892
TMAR5 / BRTO4(3)	3.7408
TMAR5 / BRTO3(3)	3.2497

(1)       Includes volume of ADSs.

(2)       Since 03/29/2011.

(3)       Assumes that exchange ratios involving TMAR6 will be identical to the exchange ratios involving TMAR5.

Source: Economática

TmarPart expects that the Corporate Reorganization will be executed in such a way as to respect, as a priority, the types of shares held by each shareholder, such that (a) the holders of common shares should receive common shares of BRT in exchange for the common shares held in a merged company, and (b) holders of preferred shares should as a priority receive preferred shares of Oi S.A. in exchange for preferred shares of a merged company. However, in order to comply with the legal limit for the division of share capital between common and preferred shares (i.e. a minimum of 1/3 common shares and a maximum of 2/3 preferred shares), holders of preferred shares of TNL and TMAR are expected to receive in exchange both common shares and preferred shares of Oi S.A. The number of common and preferred shares will depend on the capital structures of the companies at the time of the mergers and the final exchange ratios.

As is usual in similar transactions, the amounts that will be recommended by the special independent committees for the calculation of the exchange ratios will be adjusted by potential reverse splits, distribution of shares, splits, dividends, interest on net equity, redemption of shares, capital increases and capital reductions, announced between the date considered in the determination of such exchange ratios and the date of the mergers.

5.                                     Approvals and other Information Regarding the Corporate Reorganization

In addition to the necessary corporate approvals, the Corporate Reorganization will be subject to the consent of ANATEL.

Since the common and preferred shares of BRT and the preferred shares of TNL are registered with the Securities and Exchange Commission (“SEC”), the Corporate Reorganization will require the registration of the shares to be issued by Oi S.A. with the SEC, pursuant to the U.S. Securities Act of 1933.

The Corporate Reorganization will also be submitted for the consent of certain creditors and holders of debentures, pursuant to the terms of the relevant debt agreements, provided, however, that the Corporate Reorganization will not be conditioned on their approval.

Other conditions of the Corporate Reorganization, as required by CVM Instruction No. 319/99, will be announced through a Material Fact after the approval of the transactions by the managements of the Oi Companies, including the valuation of the economic value of TMAR, the book value at market prices of the companies involved and the exchange ratios calculated based on the book value at market prices, for the purposes of article 264 of Law No. 6,404/76.

The Corporate Reorganization may also include intermediary transactions between the Oi Companies, although such transactions will not have any effects on the exchange ratios or represent any dilution to the shareholders of the Oi Companies.

Pursuant to article 137, §1º of Law No. 6,404/76, dissenting shareholders will be entitled to withdrawal rights which can be exercised with respect to the shares held by such shareholders, uninterruptedly, since the end of trading on May 23, 2011, until the date when shareholders effectively exercise their withdrawal right. Shares acquired after May 24, 2011 will not grant their holders withdrawal rights with respect to the Corporate Reorganization.

After the conclusion of the Corporate Reorganization, the shareholder base of the Oi Companies will be consolidated in Oi S.A., which will have its common and preferred shares traded in the BM&FBOVESPA and is expected to have American Depositary Shares representing both its common and preferred shares traded over the New York Stock Exchange under new trading symbols, that will determined at a later date.

6.                                     Estimated Timeline

The shareholders meetings of BRT, TNL, Coari and TMAR that will vote on the transactions described above are expected to be convened in order to be held in approximately 180 days from this date, subject to a series of factors, including the period of time which the independent committees consider necessary in order to perform their duties and the period of time necessary for a registration statement with respect to the newly issued shares of BRT to be declared effective by the SEC. In addition, the common and preferred shares of Oi S.A. are expected to begin trading, under their new trading symbol, in approximately 40 days after the date of the shareholders meetings that will vote on the mergers.

*	*	*	*	*

TmarPart and the Oi Companies will inform their shareholders and the market on any material developments of the Corporate Reorganization.

Rio de Janeiro, May 24, 2011.

Pedro Jereissati

Investors Relations Officer

Telemar Participações S.A.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to TmarPart, TNL, TMAR, Coari and BRT, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.